EXHIBIT 99.1

RESULTS OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

July 15, 2021 Vancouver, B.C. Patagonia Gold Corp. (“Patagonia” or the “Company”) (TSXV: PGDC) announces that at the Annual General and Special Meeting of the shareholders held on July 14, 2021 (the “Meeting”), the shareholders elected Carlos J. Miguens, Cristián López Saubidet, Christopher van Tienhoven, Tim Hunt, David Jarvis, Alexander Harper and Leon Hardy as directors of the Company for the forthcoming year. All motions, including the reapproval of the Company’s stock option plan and appointment of the Company’s auditors, were passed by a majority of the shares represented in person or by proxy, showing strong support from voting shareholders.

About Patagonia Gold

Patagonia Gold Corp. is a mining and development company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu project in Rio Negro and the development of the Cap-Oeste underground project. Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 420 properties in several provinces of Argentina and Chile and is one of the largest landholders in the province of Santa Cruz, Argentina.

For more information, please contact:
Dean Stuart
T: 403 617 7609
E: dean@boardmarker.net

Christopher van Tienhoven, Chief Executive Officer
Patagonia Gold Corp
T: +54 11 5278 6950
E: cvantienhoven@patagoniagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.